NEWS RELEASE

July 10, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

Encouraging Results from ATW Diamond Property

Almaden Minerals Ltd. (“Almaden”; TSX:AMM; AMEX:AAU) has received results from a 2008 winter exploration program on its 57.7% owned ATW diamond property located at Mackay Lake, NWT. The project is located proximal to a number of active diamond projects: The Diavik Mine lies about18 miles north, the Snap Lake Project is about 42 miles southwest, and Mountain Province’s property is about 45 miles southeast. Since 1992 when the property was acquired through staking, Almaden, along with former and present partners and optionees, have traced a kimberlite indicator mineral (KIM) plume in glacial till roughly 20 kilometres “up ice” and easterly under Mackay Lake. This train or dispersion plume contains olivines, chromites and picroilmenites, chrome diopsides as well as numerous peridotitic and eclogitic garnets. Electron microprobe analysis found a high content of G9 and G10 garnets. Over several campaigns,  Almaden and partners have followed this plume further up ice using sonic drilling to obtain till samples which has narrowed the search area to about a one by one and a half kilometre area under Mackay Lake. Past abrasion studies of recovered KIM grains suggested the possibility of two sources for the KIMS within this confined area.

The 2008 program consisted of further till sampling with a sonic overburden drill at 38 sites located on grid lines two hundred metres apart designed to bracket the possible source or sources of the indicator mineral plume. The program was supervised by APEX Geoscience Ltd (APEX). This program successfully cut the plume off to the east and traced KIMs to this area from the west.  From the 38 drill sites, a total of 5,742 KIMs and possible KIMs were collected. This total is comprised of 1648 peridotitic garnets, 218 possible eclogitic garnets, 6 possible picroilmenites, 30 chromites, 74 chrome diopsides and 3766 olivines. Peridotitic garnets range from reddish to bright pink and unabraded grains are reported to be common in each sample that contains these garnets. From one to 200 grains were present in a single sample. Eclogitic garnets are present in amounts from 1 to 26 grains in a single concentrate and a few grains have kimberlite on their surface. Chrome diopsides are present in amounts from 1 to 9 grains and some have a patch of kimberlite on surface suggesting short transportation from source. Olivines are the most abundant KIM, with from 1 to 720 grains in samples that had any.

Almaden considers these results to be very encouraging. APEX is currently preparing a report on the project results which will combine these results with previous work for further interpretation. The joint venture is also planning to submit a selection of the KIM grains recovered during 2008 for verification by electron microprobe analysis.

It is anticipated that this will enable the Company to choose diamond drill targets from several subtle magnetic, electromagnetic/resistivity and gravity anomalies in the grid area for a program early in 2009.

Samples were collected by APEX and sent in sealed containers to Vancouver Indicator Processors for heavy mineral separation. KIM picking was carried out by KIM Dynamics. For quality control purposes, 26% of all observed sample were observed twice by two different observers. Kris Raffle, P.Geo. of APEX a qualified person under the meaning of National Instrument 43-101 supervised the program and has reviewed the technical content of this release.

On behalf of the Board,

ALMADEN MINERALS LTD.

“J. Duane Poliquin”

Duane Poliquin, P. Eng.

Chairman